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                             October 26, 2021

       Werner Lanthaler
       Chief Executive Officer
       Evotec AG
       Essener Bogen 7
       22419 Hamburg
       Germany

                                                        Re: Evotec AG
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed October 26,
2021
                                                            File No. 333-260143

       Dear Dr. Lanthaler:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-1

       Other Agreements with Novo Nordisk A/S
       Evotec International Research Collaboration and License Agreement, page
157

   1. Please expand your description of this agreement to disclose and quantify the applicable payment streams,
including aggregate potential milestone payments and royalty rates, within a range of 10
percentage points. Additionally, please disclose the expected expiry of the last-to-expire
patent licensed under the agreement.
              You may contact Tracey Houser at 202-551-3736 or Brian Cascio at 202-551-3676 if you
       have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Suzanne Hayes at 202-551-3675 with any other questions.
 Werner Lanthaler
Evotec AG
October 26, 2021
Page 2




                                     Sincerely,
FirstName LastNameWerner Lanthaler
                                     Division of Corporation Finance
Comapany NameEvotec AG
                                     Office of Life Sciences
October 26, 2021 Page 2
cc:       Sophia Hudson
FirstName LastName